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                                                Filed Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-72037
PROSPECTUS

                                2,428,338 SHARES

                              ARADIGM CORPORATION
                                  COMMON STOCK
                           -------------------------

     The selling shareholders identified in this prospectus may sell up to 2,428,338 shares of common stock of Aradigm Corporation, a California corporation. The selling shareholders may offer and sell their shares of common stock from time to time:

     - on terms to be determined at the time of a sale;

     - in transactions on the Nasdaq National Market;

     - in privately negotiated transactions; or

     - in a combination of these methods of sale.

     Please see "Where You Can Find More Information" on page 12 for additional information about us on file with the United States Securities and Exchange Commission.

     Aradigm's Common Stock is traded on the Nasdaq National Market under the symbol "ARDM." On March 10, 1999 the closing price for the Common Stock on the Nasdaq National Market was $8.69 per share.
                           -------------------------

     WE STRONGLY URGE YOU TO READ AND CONSIDER THIS PROSPECTUS CAREFULLY AND IN ITS ENTIRETY. INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2.
                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 March 11, 1999
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                                  THE COMPANY

     We are developing novel pulmonary drug delivery systems designed to enhance the delivery and effectiveness of a number of existing and development-stage drugs and reduce the need for injectable drug therapy. Our principal product development programs are based on our AERx(TM) Pulmonary Drug Delivery System, which uses proprietary technologies to create aerosols from liquid drug formulations for delivery systemically via the lung or locally to the lung. We believe that our systems can potentially be used to deliver a number of existing drugs for a variety of applications and may also offer a promising means of delivery for many new drugs being developed by pharmaceutical and biotechnology companies.

     Our company was incorporated in California in January 1991. References in the prospectus to "Aradigm," "we," "our," "us" and the "Company" refer to Aradigm Corporation, a California corporation. Our principal executive offices are located at 3929 Point Eden Way, Hayward, CA 94545, and our telephone number is (510) 265-9000. We maintain a website at www.aradigm.com. The contents of our web page are not incorporated herein and are not a part of this prospectus. For a more detailed discussion of our business, see our Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference herein.

     Aradigm(TM) and AERx(TM) are trademarks of the Company. Trade names and trademarks of other companies appearing in this prospectus are the property of their respective holders.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information in this prospectus and incorporated by reference herein before purchasing our common stock. Investing in our common stock has a high degree of risk. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also materially adversely affect our business. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer and could result in a complete loss of your investment.

     In addition to historical information, this prospectus contains forward-looking statements. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements.

WE HAVE A LIMITED OPERATING HISTORY

     We were incorporated in January 1991 and we have a limited operating history and have generated only limited revenues to date. Virtually all of our potential products are in an early stage of research or development. We cannot assure you that:

     - our research and development efforts will be successful;

     - any potential products will be proven safe and effective;

     - regulatory clearance or approval to sell any potential products will be obtained; or

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     - any of our potential products can be manufactured in commercial quantities or at an acceptable cost or marketed successfully.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES

     We have never been profitable, and through September 30, 1998, we have incurred a cumulative deficit of approximately $46.9 million. We expect to continue to incur substantial losses over at least the next several years as we:

     - expand our research and development efforts;

     - expand our preclinical and clinical testing activities;

     - expand our manufacturing efforts; and

     - plan and build our clinical and initial commercial production capabilities.

WE MAY NOT BE ABLE TO DEVELOP PRODUCTS SUCCESSFULLY

     Our AERx systems are at an early stage of development and we are currently testing them using hand-held prototypes. Before we can begin to sell the AERx systems commercially, we will need to invest in substantial additional development and conduct preclinical and clinical testing. In order to further develop our AERx systems, we will need to address engineering and design issues, including ensuring that the AERx systems can deliver a reproducible amount of drug into the bloodstream and can be manufactured successfully as hand-held systems. We cannot assure investors that we will be successful in addressing these design, engineering and manufacturing issues. Additionally, we may need to formulate and will need to package drugs for delivery by our AERx systems. We cannot assure investors that we will be able to do this successfully.

     For the AERx systems to be commercially viable, we will need to demonstrate that drugs delivered by the AERx systems:

     - are safe and effective;

     - will not be subject to physical or chemical instability over time and under differing storage conditions; and

     - do not suffer from other problems that would affect commercial viability.

     While our development efforts are at different stages for different products, we cannot assure investors that we will successfully develop any products. We may also abandon some or all of our proposed products. If we cannot develop potential products in a timely manner, our business will be impaired.

WE MAY NOT BE ABLE TO COMMERCIALIZE PRODUCTS SUCCESSFULLY

     Our success in commercializing our products depends on many factors, including acceptance by health care professionals and patients. Their acceptance of our products will largely depend on our ability to show them that our products' ability to compete with alternate delivery systems with respect to:

     - safety;

     - efficacy;
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     - ease of use; and

     - price.

     We cannot assure investors that our products will be competitive with respect to these factors or that our partners will be able to successfully market any of them in a timely manner.

WE DEPEND UPON COLLABORATIVE PARTNERS AND NEED ADDITIONAL COLLABORATIVE PARTNERS

     Our commercialization strategy depends on our ability to enter into agreements with collaborative partners. In particular, our ability to successfully develop and commercialize the AERx Pain Management System depends on our corporate partnership with SmithKline Beecham and our ability to successfully develop and commercialize the AERx Diabetes Management System depends on our corporate partnership with Novo Nordisk. SmithKline Beecham and Novo Nordisk have agreed to:

     - undertake certain collaborative activities with us;

     - design and conduct advanced clinical trials;

     - fund research and development activities with us;

     - pay us fees upon achievement of certain milestones; and

     - purchase product at a defined premium, pay royalties and/or share gross profits if and when we commercialize a product.

     The development and commercialization of these systems will be delayed if SmithKline Beecham or Novo Nordisk fail to conduct these collaborative activities in a timely manner or at all. In addition, SmithKline Beecham or Novo Nordisk could terminate these agreements and we cannot assure investors that we will receive any development and milestone payments. If we do not receive development funds or achieve milestones set forth in the agreements, or if SmithKline Beecham or Novo Nordisk breach or terminate either agreement, our business will be impaired.

     We will also need to enter into agreements with other corporate partners to conduct the clinical trials, manufacturing, marketing and sales necessary to commercialize other potential products. In addition, our ability to apply the AERx system to any proprietary drugs will depend on our ability to establish and maintain corporate partnerships or other collaborative arrangements with the holders of proprietary rights to such drugs. We cannot assure investors that we will be able to establish such additional corporate partnerships or collaborative arrangements on favorable terms or at all, or that our existing or future corporate partnerships or collaborative arrangements will be successful. Nor can we assure investors that existing or future corporate partners or collaborators will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors. We could have disputes with our existing or future corporate partners or collaborators. Any such disagreements could lead to delays in the research, development or commercialization of any potential products or could result in time-consuming and expensive litigation or arbitration. If any of our corporate partners or collaborators do not develop or commercialize any product to which it has obtained rights from us, our business could be impaired.

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WE HAVE LIMITED MANUFACTURING EXPERIENCE

     We have only limited manufacturing experience. We have validated only a single pilot-scale facility for manufacturing disposable packets for our various AERx systems. We anticipate spending significant amounts to attempt to provide for the high-volume manufacturing required for multiple AERx products, and some of this spending will occur before our products are approved. We cannot assure investors that:

     - we will be able to manufacture sufficient quantities of our products to support any future clinical trials;

     - the design requirements of the AERx system will make it feasible for us to develop it beyond the current prototype;

     - manufacturing and quality control problems will not arise as we attempt to scale-up; or

     - any scale-up can be achieved in a timely manner or at a commercially reasonable cost.

Failure to address these issues could delay or prevent late-stage clinical testing and commercialization of our products.

     Our manufacturing facilities and our contract manufacturers' facilities will be subject to periodic regulatory inspections by the Food and Drug Administration (FDA) and other federal and state regulatory agencies. These facilities must comply with the good manufacturing practice (GMP) requirements of the FDA. We cannot assure investors that we will satisfy such regulatory requirements, and any failure to satisfy GMP and other requirements could impair our business.

     We intend to use contract manufacturers to produce key components, assemblies and subassemblies in the clinical and commercial manufacturing of our AERx devices. We cannot assure investors that we will be able to enter into or maintain satisfactory contract manufacturing arrangements. Certain components of our products may be available, at least initially, only from single sources. We cannot assure investors that we could find alternate suppliers for any of these components. A delay of or interruption in production resulting from any supply problem could have a material adverse effect on our business.

WE WILL NEED ADDITIONAL CAPITAL AND OUR ABILITY TO FIND ADDITIONAL FUNDING IS UNCERTAIN

     Our operations to date have consumed substantial and increasing amounts of cash. We expect the negative cash flow from operations to continue in the foreseeable future. We will need to commit substantial funds to develop our technology and proposed products. We will have to continue to conduct costly and time-consuming research and preclinical and clinical testing to develop, refine and commercialize our technology and proposed products. Our future capital requirements will depend on many factors, including:

     - progress in researching and developing our technology and drug delivery systems;

     - our ability to establish and maintain favorable collaborative arrangements with others;

     - progress with preclinical studies and clinical trials;

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     - time and costs to obtain regulatory approvals;

     - costs of development and the rate we expand our production technologies;

     - costs of preparing, filing, prosecuting, maintaining and enforcing patent claims; and

     - our need to acquire licenses or other rights to technology.

Since inception, we have financed our operations primarily through equity financings, financings of equipment acquisitions, contract research revenue and interest earned on investments.

     We anticipate that we will be able to maintain our current and planned operations through the next two years with our existing resources, anticipated payments from our existing corporate partners and projected interest income. Depending upon the timing and nature of additional development collaborations, we may need to raise additional funds to fund operations beyond that period. Our cash requirements may change because of our research and development efforts, including capital expenditures and funding preclinical and clinical trials and manufacturing capacity. We may seek additional funding through collaborations or through public or private equity financings. We cannot assure investors that additional financing will be available on acceptable terms or at all. If we raise additional funds by issuing equity securities, substantial dilution to shareholders may result. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or obtain funds through arrangements with collaborative partners or others. Such arrangements might require us to relinquish rights to certain of our technologies, product candidates or products that we would not otherwise relinquish.

WE DEPEND UPON PROPRIETARY TECHNOLOGY; THE STATUS OF PATENTS AND PROPRIETARY TECHNOLOGY IS UNCERTAIN

     The field of aerosolized drug delivery is crowded and a substantial number of patents have been issued. Competitors and institutions may have applied for and may obtain additional patents and proprietary rights relating to competing products or processes.

     Patents or other publications may hinder us from obtaining patent protection or draw into question the validity of patents already issued to us. In addition, patents issued to others might allow competitors to prevent us from making our products or carrying out processes necessary to use our products. We may not be able to obtain a license under any such patent and may be prevented from making products or carrying out processes which are important or essential to our business. We cannot assure investors that any of our patents would be upheld as valid if challenged in litigation. There also can be no assurance that any of our patent applications will issue or, if issued, will later be found valid if challenged. Furthermore, we cannot assure investors that any issued patents or patent applications will provide us with sufficient market exclusivity to profitably compete against our competitors. In the United States, patent applications are secret until they are issued. As a result, we cannot know what patents others may have applied for. We may take actions now that create infringement issues if and when a pending application covering similar technology is subsequently issued. Furthermore, patents already issued to us or our pending applications may become subject to dispute, and any disputes could be resolved against us. Whether or not we are successful, any dispute could involve the expenditure of substantial financial and human resources.

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     We require our officers, employees, consultants and advisors to execute proprietary information and invention assignment agreements when they began their relationships with us. We cannot assure investors, however, that these agreements will provide meaningful protection for our inventions, trade secrets or other proprietary information in the event of unauthorized use or disclosure of such information. Violations of such agreements are difficult to police.

OUR BUSINESS IS REGULATED BY THE GOVERNMENT; RESULTS OF PRECLINICAL AND CLINICAL TESTING ARE UNCERTAIN

     All medical devices and new drugs, including our products under development, are subject to extensive and rigorous regulation by the federal government, principally the FDA, and by state and local governments. Such regulations govern the development, testing, manufacture, labeling, storage, premarket clearance or approval, advertising, promotion, sale and distribution of such products. Medical devices or drug products that are marketed abroad are also subject to regulation by foreign governments.

     The process for obtaining FDA premarket clearances or approvals for medical devices and drug products is generally lengthy, expensive and uncertain. Securing FDA marketing clearances and approvals often requires applicants to submit extensive clinical data and supporting information to the FDA. Even if granted, the FDA can withdraw product clearances and approvals for failure to comply with regulatory requirements or upon the occurrence of unforeseen problems following initial marketing.

     We cannot assure investors that we will be able to obtain necessary regulatory clearances or approvals on a timely basis, if at all, for any of our potential products. Our business would suffer if:

     - receipt of clearances or approvals is delayed;

     - we fail to receive such clearances or approvals; or

     - we fail to comply with existing or future regulatory requirements.

     Even if granted, regulatory clearances or approvals may include significant limitations on the uses for which products may be marketed. Certain changes to marketed medical devices and new drugs are subject to additional FDA review and clearance or approval.

     We cannot assure investors that any required clearances or approvals, once obtained, will not be withdrawn or that we will remain in compliance with other regulatory requirements. If we (or manufacturers of our components) fail to comply with applicable FDA and other regulatory requirements, we (and they) are subject to sanctions, including:

     - warning letters;

     - fines;

     - product recalls or seizures;

     - injunctions;

     - refusals to permit products to be imported into or exported out of the United States;

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     - FDA refusal to grant premarket clearance or premarket approval of medical devices and drugs;

     - FDA refusal to allow us to enter into government supply contracts;

     - withdrawals of previously approved marketing applications; and

     - criminal prosecutions.

     Before we can file for regulatory approval for the commercial sale of our potential AERx products, the FDA will require extensive preclinical and clinical testing to demonstrate their safety and efficacy. To date, we have tested prototype patient-operated versions of our AERx Systems with morphine and insulin on a limited number of individuals in Phase I and Phase II clinical trials in the United States and with insulin on a limited number of individuals in Phase I and Phase II trials in Australia. If we do not or cannot complete these trials or progress to more advanced clinical trials, we may not be able to commercialize our AERx products.

     Completing clinical trials in a timely manner depends on, among other factors, the enrollment of patients. Our ability to recruit patients depends on a number of factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment in our current or future clinical trials may result in increased costs, program delays or both.

     We are also developing applications of our AERx system for the delivery of other compounds. These applications are in an early stage of development and we do not yet know the degree of testing and development that will be needed to obtain necessary marketing approvals from the FDA and other regulatory agencies. We cannot assure investors that these applications will prove to be viable or that any necessary regulatory approvals will be obtained in a timely manner, if at all. Although we believe the data regarding our potential products is encouraging, the results of initial preclinical and clinical testing do not necessarily predict the results that we will get from subsequent or more extensive preclinical and clinical testing. Furthermore, we cannot assure investors that clinical trials of these products will demonstrate that these products are safe and effective to the extent necessary to obtain regulatory approvals. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. If we cannot adequately demonstrate that any therapeutic product we are developing is safe and effective, regulatory approval of that product would be delayed or prevented, which would impair our business.

     In addition, the FDA may require us to provide clinical data to demonstrate that the chronic administration of drugs delivered via the lung for systemic effect is safe. We cannot assure investors that we will be able to present such data in a timely manner, or at all.

     Manufacturers of medical devices and drugs also are required to comply with the applicable GMP requirements, which relate to product testing, quality assurance and maintaining records and documentation. We cannot assure investors that we will be able to comply with the applicable GMP and other FDA regulatory requirements for manufacturing as we expand our manufacturing operations, which would impair our business.

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     In addition, to market our products in foreign jurisdictions, we and our partners must obtain required regulatory approvals and clearances from foreign regulatory agencies and comply with extensive regulations regarding safety and quality. We cannot assure investors that we will obtain regulatory approvals in such countries or that we will not be required to incur significant costs in obtaining or maintaining our foreign regulatory approvals. If approvals to market our products are delayed, if we fail to receive these approvals, or if we lose previously received approvals, our business would be impaired.

     Because our AERx Pain Management System clinical studies involve morphine, we are registered with the Drug Enforcement Agency (DEA) and our facilities are subject to inspection and DEA export, import, security and production quota requirements. We cannot assure investors that we will not be required to incur significant costs to comply with DEA regulations in the future or that such regulations will not otherwise harm our business.

WE ARE IN A HIGHLY COMPETITIVE MARKET AND OUR COMPETITORS MAY DEVELOP ALTERNATIVE THERAPIES

     The medical device, pharmaceutical and biotechnology industries are highly competitive and rapidly evolving. Our success depends on our ability to successfully develop products and technologies for pulmonary drug delivery. If a competing company were to develop or acquire rights to a better pulmonary delivery device, our business would be harmed.

     We compete with pharmaceutical, biotechnology and drug delivery companies and other entities engaged in the development of alternative drug delivery systems or new drug research and testing, as well as with entities producing and developing injectable drugs. There are a number of companies currently seeking to develop new products and non-invasive alternatives to injectable drug delivery, including oral, intranasal and transdermal delivery systems and colonic absorption systems. A competitor of the Company has recently received approval for fentanyl, a narcotic analgesic, to treat rapid-onset pain in certain types of patients. Other companies are currently developing and commercializing enhanced injectable drug delivery systems and pulmonary drug delivery systems. Many of our competitors have greater research and development capabilities, experience, manufacturing, marketing, sales, financial and managerial resources than we do, and they represent significant competition for our business. Our competitors' financial, marketing and other resources could be further enhanced if they are acquired by large pharmaceutical companies or if they enter into partnering arrangements.

     Our competitors may succeed in developing competing technologies, obtaining FDA approval for products more rapidly than us and in gaining greater market acceptance of their products than our products. We cannot assure investors that developments by others will not render some or all of our proposed products or technologies uncompetitive or obsolete.

WE DEPEND ON KEY PERSONNEL

     We depend on a small number of key management and technical personnel. Losing any of these key employees could harm our business and operations. Our success also depends on our ability to attract and retain additional highly qualified marketing, management, manufacturing, engineering and research and development personnel. We

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face intense competition in our recruiting activities, and we may not be able to attract or retain qualified personnel.

WE MAY BE EXPOSED TO PRODUCT LIABILITY

     Researching, developing and commercializing medical devices and therapeutic products entails significant product liability risks. The use of our products in clinical trials and the commercial sale of such products may expose us to liability claims. These claims might be made directly by consumers or by pharmaceutical companies or others selling such products.

     Companies often address the exposure of such risk by obtaining product liability insurance. Although we currently have product liability insurance, we cannot assure investors that we can maintain such insurance or obtain additional insurance on acceptable terms, in amounts sufficient to protect our business, or at all. A successful claim brought against us in excess of our insurance coverage would have a material adverse effect on our business.

THIRD-PARTY REIMBURSEMENT FOR OUR PRODUCTS IS UNCERTAIN

     In both domestic and foreign markets, sales of our potential products, if any, depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. We cannot assure investors that any of our products will be reimbursable by third-party payors. In addition, we cannot assure investors that our products will be considered cost-effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize a profit. Legislation and regulations affecting the pricing of pharmaceuticals may change before our products are approved for marketing and any such changes could further limit reimbursement.

WE USE HAZARDOUS MATERIALS

     Our operations involve the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the state and federal regulations standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and such liability could exceed the resources of our business.

OUR STOCK PRICE MAY BE VOLATILE

     The market prices for securities of many companies in the pharmaceutical development industry, including ours, have historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. Prices for our common stock may be influenced by many factors, including:

     - investor perception of us;

     - analyst recommendations;

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     - fluctuations in our operating results;

     - market conditions relating to the pharmaceutical industry;

     - announcements of technological innovations or new commercial products by us or our competitors;

     - publicity regarding actual or potential developments relating to products under development by us or our competitors;

     - developments or disputes concerning patent or proprietary rights;

     - delays in the development or approval of our product candidates;

     - regulatory developments in both the United States and foreign countries;

     - public concern as to the safety of drug technologies;

     - period-to-period fluctuations in financial results;

     - future sales of substantial amounts of common stock by existing shareholders; or

     - economic and other external factors.

     In the past, class action securities litigation has often been instituted against companies following periods of volatility in the market price of their securities. Any such litigation instigated against us could result in substantial costs and a diversion of management's attention and resources.

YEAR 2000 ISSUE

     As the year 2000 approaches, a "Year 2000" issue has arisen because many existing application software programs, operating systems and manufacturing equipment containing computer-related components (Systems) were designed to use only the last two digits to represent a year (e.g., the year 1998 is represented by "98" on the system or in the program). As a result, the year 1999 (i.e., "99") could be the maximum date value Systems will be able to process accurately. If not corrected, the Year 2000 problem could cause system failures or miscalculations resulting in inaccuracies in computer output or disruptions of operations, including inaccurate processing of financial, personnel and other information as well as the inability to process transactions or engage in similar normal business activities.

     We are currently developing a strategy to address the potential exposures related to the impact of the Year 2000 problem on our Systems. We have appointed a project manager to lead our assessment of the Year 2000 problem. We have begun an initial inventory of our key internal financial, informational and operational systems, including manufacturing control systems, to identify those areas that may be affected by the Year 2000 problem. We intend to complete this inventory by the end of the first quarter of fiscal 1999. We are in the final stages of developing plans for implementing and testing any necessary modifications to these key Systems to ensure Year 2000 compliance. We currently estimate that any required remediation programs will be completed by the third quarter of fiscal 1999.

     In addition to the risks associated with our own Systems, we have relationships with, and are to varying degrees dependent upon, a large number of third parties that provide us

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with information, goods and services. If significant numbers of these third parties experience failures in their own Systems due to the Year 2000 problem, it could affect our ability to process transactions or engage in similar normal business activities. We have not yet determined the impact on our operations, if any, if key third parties fail to take necessary actions. We have initiated formal communications with significant third parties to assess their Year 2000 compliance and determine the extent to which we may be vulnerable to those third parties' failure to remedy their own Year 2000 issues.

     We do not yet know the total cost associated with becoming Year 2000 compliant. To date, we have not incurred, and we do not anticipate that we will incur, significant operating expenses that would be material to our business. While we plan to complete modifications of our business-critical Systems prior to the Year 2000, if we (or our third-party providers) do not complete such modifications in a timely manner, the Year 2000 problem could impair our business. We cannot predict the extent of any such impact. We cannot assure investors that we or any third party will not encounter any unforeseen problems with respect to any Systems, and these unforeseen problems could impair our business. We currently have no contingency plans to deal with any major Year 2000 non-compliance, though we will develop such plans over the coming quarters.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements, which include statements based on our current expectations, assumptions, estimates and projections about our company and our industry, including statements about the timing and results of clinical trials, regulatory approval, the establishment of corporate partnering arrangements, the anticipated commercial introduction of our products and the timing of our cash requirements. Words such as "believes," "anticipates," "expects," "intends," "plans" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Actual results could differ materially from those projected in any forward-looking statements for the reasons detailed in "Risk Factors" or elsewhere in this Prospectus. We assume no obligation to update any forward-looking statement.

                      WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

     We have filed with the SEC a registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement. We also file annual, quarterly and special reports, proxy statements and other information with the SEC.

     You may inspect and copy these materials at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, New York, 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of these materials from the SEC at prescribed rates by writing to the SEC's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC

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at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

     Our common stock is quoted on the Nasdaq National Market under the symbol "ARDM." You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference which we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed on March 9, 1999, including all material incorporated by reference therein;

     2. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed on March 24, 1998, an amendment thereto filed on April 2, 1998 and an amendment thereto filed on June 22, 1998, including all material incorporated by reference therein;

     3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998, filed on May 15, 1998 and an amendment thereto filed on July 6, 1998, including all material incorporated by reference therein;

     4. Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998, filed on August 14, 1998, including all material incorporated by reference therein;

     5. Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998, filed on November 13, 1998, including all material incorporated by reference therein;

     6. Our Current Report on Form 8-K, filed on September 2, 1998, including all material incorporated by reference therein; and

     7. The description of the common stock contained in our Registration Statement on Form 8-A.

     8. The Proxy Statement for our 1998 Annual Meeting of Shareholders.

     You may request a copy of these filings, at no cost to you, by writing or telephoning us at:

       Aradigm Corporation
       Investor Relations Department
       3929 Point Eden Way
       Hayward, California 94545
       Telephone: (510) 265-9000

     You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of common stock by any selling shareholder in this offering.

                              SELLING SHAREHOLDERS

     In January 1999, we agreed to sell 2,428,338 shares of Common Stock of the Company upon meeting certain closing conditions, including the effectiveness of this registration statement to certain purchasers pursuant to a Common Stock Purchase Agreement dated January 27, 1999 by and among us and the Purchasers named therein. In connection with this sale, we agreed to file a registration statement with the SEC covering the shares issued to each selling shareholder and agreed to indemnify each selling shareholder against claims made against them arising out of, among other things, statements made in this registration statement. We have agreed to cause this registration statement to remain effective until (a) all the common stock has been re-sold (b) all the common stock may be re-sold in a three-month period under Rule 144 or (c) two years after the closing of the transactions contemplated in the Common Stock Purchase Agreement, whichever is earlier.

     The following table provides certain information with respect to shares of common stock held and to be offered under this prospectus from time to time by each selling shareholder. Because the selling shareholders may sell all or part of their common stock pursuant to this prospectus, and this offering is not being underwritten on a firm commitment basis, only an estimate can be given as to the number and percentage of shares of common stock that will be held by each selling shareholder upon termination of this offering. See "Plan of Distribution."

     We are unaware of any material relationship between any of the selling shareholders and us in the past three years other than as a result of the ownership of the shares of common stock.

                                         SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                            OWNED PRIOR TO                           OWNED AFTER
                                               OFFERING           NUMBER OF          OFFERING(2)
                                        ----------------------   SHARES BEING    --------------------
         SELLING SHAREHOLDER             NUMBER     PERCENT(1)     OFFERED       NUMBER    PERCENT(1)
         -------------------            ---------   ----------   ------------    -------   ----------
The Kaufmann Fund, Inc................  1,044,167       *           666,667      377,500       *
Invesco Global Health Services Fund...    380,952       *           380,952            0       *
Biotechnology Investments Limited.....    350,000       *           350,000            0       *
H & Q Healthcare Investors............    225,000       *           225,000            0       *
Bank Invest...........................    300,000       *           200,000      100,000       *
State of Oregon PERS/ZCG..............    390,000       *           160,000      230,000       *
H & Q Life Sciences Investors.........    125,000       *           125,000            0       *
Pharma/wHealth FCP....................    100,000       *           100,000            0       *
Public Employee Retirement System of
  Idaho...............................    150,000       *            50,000      100,000       *
Delta Opportunity Fund, Ltd...........     47,619       *            47,619            0       *
The Magee/Bernhard LLC................     25,000       *            25,000            0       *
NFIB Employee Pension Trust...........     25,000       *            25,000            0       *
The A&JS Family LLC...................     15,000       *            15,000            0       *
Wells Family LLC......................     15,000       *            15,000            0       *
Morgan Trust Co. of the Bahamas Ltd.
  as trustee u/a/d 11/30/93...........     15,000       *            15,000            0       *
Roanoke College.......................     15,000       *            15,000            0       *
Amherst College.......................     10,000       *            10,000            0       *
Alza Corporation Retirement Plan......     12,000       *             2,000       10,000       *
Wolfson Investment Partners LP........      1,100       *             1,100            0       *
         TOTAL........................                            2,428,338

-------------------------
 *  Less than one percent.

(1) Percentage of ownership is based on 12,171,584 shares of common stock outstanding on March 5, 1999.

(2) Assumes the sale of all shares offered hereby.

                              PLAN OF DISTRIBUTION

     We are registering the shares of common stock offered by the selling shareholders pursuant to contractual registration rights contained in the Common Stock Purchase Agreement. The selling shareholders may sell their shares on the Nasdaq National Market, in private transactions or in a combination of such methods of sale. The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated or at fixed prices. For their shares, the selling shareholders will receive the purchase price of the shares sold less any agents' commissions or underwriters' discounts and other related expenses. If the selling shareholders sell shares to or through brokers or dealers, they may pay the brokers or dealers compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from the sale of shares by the selling shareholders.

     The selling shareholders and any persons who participate in the sale of the shares may be deemed to be "underwriters" as defined in the Securities Act, and any discounts, commissions or concessions received by them and any provided pursuant to the sales of shares by them might be deemed underwriting discounts and commissions under the Securities Act.

     In order to comply with the securities laws of certain states, if applicable, the common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     We have agreed in the Common Stock Purchase Agreement to register the shares of our common stock received by the selling shareholders pursuant to the Common Stock Purchase Agreement under applicable federal and state securities laws under certain circumstances and at certain times. Pursuant to the Common Stock Purchase Agreement, we have filed a registration statement related to the shares offered hereby and have agreed to keep such registration statement effective until (a) all the common stock has been re-sold (b) all the common stock may be re-sold in a three-month period under Rule 144 or (c) two years after the closing of the transactions contemplated in the Common Stock Purchase Agreement, whichever is earlier.

     We are not paying any underwriting commissions or discounts in this offering. We will, however, pay for the expenses incurred in this offering. We estimate these expenses to be approximately $25,000. We have agreed to indemnify the selling shareholders and certain other persons against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated in this prospectus by reference. Our financial statements are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing.

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     WE HAVE AUTHORIZED NO ONE TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS THAT ARE NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION.

     THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                           -------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
The Company...........................    2
Risk Factors..........................    2
Forward-Looking Statements............   12
Where You Can Find More Information...   12
Use of Proceeds.......................   14
Selling Shareholders..................   15
Plan of Distribution..................   16
Legal Matters.........................   16
Experts...............................   16

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                                2,428,338 SHARES

                                  COMMON STOCK
                                    ARADIGM
                                  CORPORATION
                           -------------------------

                                   PROSPECTUS
                           -------------------------
                                 MARCH 11, 1999

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